SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                                 Mark VII, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
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                         (Title of Class of Securities)

                                   570414 10 2
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                                 (CUSIP Number)

       John M. Allan, Ocean House, The Ring, Bracknell, Berkshire RG12 1AW
                         United Kingdom, 44-1344-302-000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570414 10 2             SCHEDULE 13D                Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MSAS Acquisition Corporation
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            751,272 (1)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      751,272 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person disclaims beneficial ownership of the 751,272 shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any such shares.

CUSIP No. 570414 10 2             SCHEDULE 13D                Page 3 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MSAS Global Logistics Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            751,272 (1)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      751,272 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person disclaims beneficial ownership of the 751,272 shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any such shares.

CUSIP No. 570414 10 2             SCHEDULE 13D                Page 4 of 7 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ocean Group plc
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England and Wales
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            751,272 (1)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      751,272 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person disclaims beneficial ownership of the 751,272 shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any such shares.

CUSIP No. 570414 10 2             SCHEDULE 13D                Page 5 of 7 Pages

Item 1.     Security and Issuer.

            (a): The name and address of the issuer is Mark VII, Inc., a Delaware corporation (the "Company"), which has its principal offices located at 965 Ridge Lake Boulevard, Suite 100, Memphis, Tennessee 38120.

            (b): The title and class of equity securities to which this statement relates is the Common Stock, $0.05 par value, of the Company (the "Shares").

            The information set forth in "INTRODUCTION" of MSAS Acquisition Corporation's Offer to Purchase, dated July 29, 1999, a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1 filed by MSAS Acquisition Corporation, MSAS Global Logistics Inc. and Ocean Group plc on July 29, 1999 (the "Offer to Purchase"), is incorporated herein by reference. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Item 2.     Identity and Background.

            (a) - (c), (f): This statement is filed by Ocean Group plc, organized under the laws of England and Wales ("Ocean Group"), MSAS Global Logistics Inc., a New York corporation and an indirect wholly owned subsidiary of Ocean Group ("Parent"), and MSAS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), collectively referred to as the "Reporting Persons."

            The information, concerning the name, state or other place of organization, principal business and address of the principal office of Ocean Group, Parent and Purchaser, and the name, age, business address, citizenship, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) set forth in "INTRODUCTION," "THE TENDER OFFER -- 8. Certain Information Concerning Ocean Group, Parent and Purchaser" and SCHEDULE I ("DIRECTORS AND EXECUTIVE OFFICERS OF OCEAN GROUP PLC, MSAS GLOBAL LOGISTICS INC. AND MSAS ACQUISITION CORPORATION") of the Offer to Purchase is incorporated herein by reference.

            d): During the last five years, neither Ocean Group, Parent, Purchaser nor, to Ocean Group's, Parent's and Purchaser's knowledge, any officer or director of Ocean Group, Parent or Purchaser, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e): During the last five years, neither Ocean Group, Parent, Purchaser nor, to Ocean Group's, Parent's and Purchaser's knowledge, any officer or director of Ocean Group, Parent or Purchaser has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            The information set forth in "THE TENDER OFFER -- 9. Source and Amount of Funds" in the Offer to Purchase is hereby incorporated by reference.

Item 4.     Purpose of Transaction.

            (a) - (g), (j): The information set forth in "INTRODUCTION," "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement," and "THE TENDER OFFER -- 13. The Merger Agreement; and Appraisal Rights in the Merger; Voting Agreements" of the Offer to Purchase is incorporated herein by reference.

            (h) and (i): The information set forth in "THE TENDER OFFER -- 17. Effects of the Offer on the Market for Shares; Nasdaq National Market; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

            Except as disclosed in the Offer to Purchase, the Agreement and Plan of Merger, dated as of July 27, 1999, by and among the Company, Parent and Purchaser, and the six Tender and Voting Agreements and Irrevocable Proxies (the "Voting Agreements"), each dated as of July 27, 1999, by and between Parent, Purchaser and certain stockholders of the Company (the "Proxy Grantors"), neither Ocean Group, Parent nor Purchaser has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

CUSIP No. 570414 10 2             SCHEDULE 13D                Page 6 of 7 Pages

            (a) - (c): The information set forth in "INTRODUCTION," "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement; Appraisal Rights in the Merger; Voting Agreements" of the Offer to Purchase is incorporated herein by reference. As a result of Parent and Purchaser obtaining irrevocable proxies with respect to certain Shares pursuant to the Voting Agreements, Parent, Purchaser and, indirectly Ocean Group, may be deemed to beneficially own an aggregate of up to 751,272 Shares (representing approximately 8.4% of the Shares outstanding as of July 27, 1999), which are held by the Proxy Grantors. Each of Ocean Group, Parent and Purchaser, however, disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that Ocean Group, Parent or Purchaser is, for any or all purposes, the beneficial owner of such Shares.

            (d): The information set forth in "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement -- Voting Agreements" of the Offer to Purchase is incorporated herein by reference. Until the acceptance for payment and payment for Shares tendered pursuant to the Offer, each Proxy Grantor will retain the right to receive dividends in respect of, and the proceeds from the sale of, the Shares of such Proxy Grantor subject to the Voting Agreement. Of the 751,272 Shares, 701,380 Shares (representing approximately 7.8% of the Shares outstanding as of July 27,
                 1999) are beneficially owned by R. C. Matney, Chairman of Mark VII, Inc.'s board of directors and the Chief Executive Officer of Mark VII, Inc.

            (e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The information set forth in "INTRODUCTION," "THE TENDER OFFER --
10. Certain Transactions Between Ocean Group and the Company," "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement" and "THE TENDER OFFER -- 13. The Merger Agreement; Appraisal Rights in the Merger; Voting Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

            Exhibit A         Offer to Purchase, dated July 29, 1999
                              (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Ocean Group on July
                              29, 1999)

            Exhibit B         Agreement and Plan of Merger, dated as of July 27,
                              1999, by and among the Company, Parent and Purchaser (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and
                              Ocean Group on July 29, 1999)

            Exhibit C         Tender and Voting Agreement and Irrevocable Proxy,
                              dated as of July 27, 1999, by and between Parent,
                              Purchaser and R.C. Matney (incorporated by
                              reference to the Schedule 14D-1 filed by
                              Purchaser, Parent and Ocean Group on July 29,
                              1999)

            Exhibit D         Tender and Voting Agreement and Irrevocable Proxy,
                              dated as of July 27, 1999, by and between Parent,
                              Purchaser and David H. Wedaman (incorporated by
                              reference to the Schedule 14D-1 filed by
                              Purchaser, Parent and Ocean Group on July 29,
                              1999)

            Exhibit E         Tender and Voting Agreement and Irrevocable Proxy,
                              dated as of July 27, 1999, by and between Parent,
                              Purchaser and James T. Graves (incorporated by
                              reference to the Schedule 14D-1 filed by
                              Purchaser, Parent and Ocean Group on July 29,
                              1999)

            Exhibit F         Tender and Voting Agreement and Irrevocable Proxy,
                              dated as of July 27, 1999, by and between Parent,
                              Purchaser and William E. Greenwood (incorporated
                              by reference to the Schedule 14D-1 filed by
                              Purchaser, Parent and Ocean Group on July 29,
                              1999)

            Exhibit G         Tender and Voting Agreement and Irrevocable Proxy,
                              dated as of July 27, 1999, by and between Parent,
                              Purchaser and Thomas J. Fitzgerald (incorporated
                              by reference to the Schedule 14D-1 filed by
                              Purchaser, Parent and Ocean Group on July 29,
                              1999)

            Exhibit H         Tender and Voting Agreement and Irrevocable Proxy,
                              dated as of July 27, 1999, by and between Parent,
                              Purchaser and Jay U. Sterling (incorporated by
                              reference to the Schedule 14D-1 filed by
                              Purchaser, Parent and Ocean Group on July 29,
                              1999)

            Exhibit I Revolving Credit Facility Commitment Letter, dated as of July 26, 1999, between Ocean Group and Deutsche Bank (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Ocean Group on July 29, 1999)

CUSIP No. 570414 10 2             SCHEDULE 13D                Page 7 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


      OCEAN GROUP PLC

By: /s/ John M. Allan
   --------------------------------
   Name:  John M. Allan
   Title: Chief Executive


      MSAS GLOBAL LOGISTICS INC.

By: /s/ Mick P. Fountain
   --------------------------------
   Name:  Mick P. Fountain
   Title: Regional Chief Executive


      MSAS ACQUISITION CORPORATION

By: /s/ Stuart A. Young
   --------------------------------
   Name:  Stuart A. Young
   Title: Secretary